

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2024

Jilliene Helman
Chief Executive Officer
RealtyMogul Income REIT, LLC
10573 W Pico Blvd, PMB #603
Los Angeles, CA 90064

      Re: RealtyMogul Income REIT, LLC
          Offering Statement on Form 1-A
          Post-qualification Amendment No. 3
          Response dated June 7, 2024
          File No. 024-11877

Dear Jilliene Helman:

We have reviewed your response and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Correspondence submitted June 7, 2024

General

1. We note your distribution reinvestment plan. Please update your cover page to provide an allocation of the securities being offered pursuant to the distribution reinvestment plan. In addition, please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) confirmation that the distribution reinvestment plan securities are being offering pursuant to Rule 251(d)(3)(i)(B); (ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

2.   You propose to offer your existing investors the opportunity to purchase additional shares in your offering at regular intervals by participating in your "automatic investment program." Please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) that you will obtain the affirmative consent from each holder prior to any and each share purchase made through your "automatic investment program"; (ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any such additional monthly investment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any share purchases made through your "automatic investment program"; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lauren Prevost